Exhibit 99.1

Moody's raises its ratings on FCA N.V.

Moody’s Investors Service communicated today that it raised from “Ba2” to “Ba1” the Corporate Family Rating of FCA N.V., and from “Ba3” to “Ba2” the rating on the bonds issued or guaranteed by FCA N.V..
The outlook is stable.

London, 15 May 2019

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